                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                                Happy Kids Inc.
                  -------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                  -------------------------------------------
                        (Title of Class of Securities)

                                  411391 10 5
                  -------------------------------------------
                                (CUSIP Number)

                                      Copy to:
   Rick Rosen                         James L. Learner, P.C.
   H.I.G. Capital Management, Inc.    Kirkland & Ellis
   1001 Brickell Bay Drive            200 E. Randolph Drive
   Miami, Florida 33131               Chicago, Illinois 60601
   (305) 379-2322                     (312) 861-2000

________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 17, 1999
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 18 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 411391105                                      PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HK Merger Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
      [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,750,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,750,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,750,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      74.69%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 411391105                                      PAGE 3 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HIG-HK Investment, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
      [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,750,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,750,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,750,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      74.69%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
          -------------------

          This Schedule 13D (the "Schedule 13D") is filed by HK Merger Corp. ("HK Merger") and HIG-HK Investment, Inc. ("HIG-HK" and together with HK Merger, the "Reporting Persons") and is being filed pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934 (the "Exchange Act"). The title of the class of equity securities to which this statement relates is common stock, $.01 par value (the "Common Stock" or the "Shares") of Happy Kids Inc., a New York corporation (the "Company). The address of the Company's principal offices is 100 West 33/rd/ Street, Suite 1100, New York, New York 10001. The principal executive officer of the Issuer is Jack M. Benun (the "Chief Executive Officer"). The address of the Chief Executive Officer is 100 West 33/rd/ Street, Suite 1100, New York, New York 10001.

Item 2.   Identity and Background.
          -----------------------

          REPORTING PERSON: HK MERGER CORP.

          (a) The name of the corporation filing this report is HK Merger Corp.

          (b) HK Merger is incorporated in the State of New York.

          (c) HK Merger's principal business is to effectuate the transaction.

          (d) The address of HK Merger's principal business is 1001 Brickell Bay Drive, 27/th/ Floor, Miami, Florida 33131.

          (e) The address of HK Merger's principal office is 1001 Brickell Bay Drive, 27/th/ Floor, Miami, Florida 33131.

          (f) Within the last five years, HK Merger and, to the best knowledge of HK Merger, any of the persons listed on Schedule A attached hereto, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (g) Within the last five years, HK Merger and, to the best knowledge of HK Merger, any of the persons listed on Schedule A attached hereto were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

          REPORTING PERSON: HIG-HK INVESTMENT, INC.

          (a) The name of the corporation filing this report is HIG-HK Investment, Inc.

          (b)  HIG-HK is incorporated in the Cayman Islands.

          (c) HIG-HK's principal business is to own 100% of the capital stock of HK Merger.

          (d) The address of HIG-HK's principal business is 1001 Brickell Bay Drive, 27/th/ Floor, Miami, Florida 33131.

          (e) The address of HIG-HK's principal office is 1001 Brickell Bay Drive, 27/th/ Floor, Miami, Florida 33131.

          (f) Within the last five years, HIG-HK and, to the best knowledge of HIG-HK, any of the persons listed on Schedule B attached hereto have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (g) Within the last five years, HIG-HK and, to the best knowledge of HIG-HK, any of the persons listed on Schedule B attached hereto were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     General
     -------

     On September 17, 1999, the Company and HK Merger, a wholly owned subsidiary of HIG-HK, an affiliate of H.I.G. Capital, LLC ("H.I.G."), entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby HK Merger will be merged with and into the Company (the "Merger") and the Company will be the corporation surviving the Merger (the "Surviving Corporation"). On the same day, the Company's Board of Directors, in reliance upon the recommendation of its special committee of disinterested directors (the "Special Committee") and the fairness opinion given by CIBC World Markets Corp. with respect to the $12.00 per share consideration to be paid to the Company's public shareholders, approved and adopted the Merger Agreement and the transactions contemplated therein and recommended the approval and adoption of the Merger Agreement to the shareholders of the Company. On that date, the Company also issued a press release announcing the execution of the Merger Agreement (the "Press Release").

     Merger Agreement
     ----------------

     Consideration and Conversion
     ----------------------------

     Under the terms of the Merger Agreement, each Share held by the Company's public shareholders will be converted into the right to receive $12.00 per share in cash without interest. Jack Benun, Mark Benun and Isaac Levy (collectively, the "Executives"), who collectively hold 74.69% of the Company's outstanding Shares, will receive $7.164 per share in cash for 6,874,652 Shares (88.71% of their total holdings of outstanding Shares) for an aggregate cash consideration of $49.25 million (as applicable, the "Merger Consideration"). The remaining Shares held by the Executives (an aggregate of 875,348 Shares) will be converted into shares of common stock, par value $.01 per share, of the Surviving Corporation (the "Surviving Corporation Stock") representing a 23.61% equity interest in the Surviving Corporation. Each share of common stock, par value $.01 per share, of HK Merger will be converted into one share of Surviving Corporation Stock. H.I.G. has committed, through the purchase of common stock of HK Merger, to contribute approximately $20.3 million in equity capital to the Surviving Corporation.

     Immediately prior to the Effective Time (as defined below) of the Merger, each holder of a then-outstanding stock option to purchase Common Stock will be entitled to receive in settlement of such option a cash payment (the "Option Consideration") from the Company equal to the product of (i) the excess of the Merger Consideration over the exercise price of each such option and (ii) the number of shares of Common Stock previously subject to the option immediately prior to its cancellation but only to the extent that such option is exercisable as of the closing of the Merger (except for non-employee holders of an option, in which case this shall be the total number of shares of Common Stock previously subject to such option whether or not such option is fully exercisable as of the closing of the Merger)(such payment to be net of withholding taxes.)

     Effective Time
     --------------

     The Merger will become effective immediately upon filing a Certificate of Merger with the New York Department of State in accordance with the relevant provisions of the New York Business Corporation Laws (the "Effective Time").
The Certificate of Merger will be filed only upon satisfaction or waiver of the conditions contained in the Merger Agreement and only if no party has exercised any right of termination provided in the Merger Agreement. It is expected that, after the Effective Time, the registration of the Company's Common Stock pursuant to the Exchange Act will be terminated and the Common Stock will be delisted from the Nasdaq National Market.

     Representations and Warranties
     ------------------------------

     Both the Company and HK Merger have made customary representations and warranties set forth in Articles 3 and 4 of the Merger Agreement, including, but not limited to, matters related to the organization of both parties, authority of both parties relative to the Merger Agreement, the business and operations of both parties and compliance of both parties with applicable laws. The consummation of the Merger is subject to, among other conditions, the truth and correctness of such representations and warranties of both parties set forth in the Merger Agreement.

     Conditions
     ----------

     The obligations of the Company and HK Merger to consummate the Merger are subject to the conditions that (i) the Company obtains the affirmative vote of holders of two-thirds of all the issued and outstanding Common Stock entitled to vote to approve and adopt the Merger Agreement, (ii) no United States federal or state statute, rule or regulation enacted after the date of the Merger Agreement would impose a material limitation on the ability of HK Merger to acquire or hold the Company's business and (iii) any waiting period under the Hart-Scott Rodino Act applicable to the Merger has expired or been terminated.

     The obligations of HK Merger to consummate the Merger are subject to the satisfaction and waiver of further conditions including, but not limited to, the following: (i) the truth and correctness of the representations and warranties of the Company in the Merger Agreement as of the date of the Merger Agreement and the closing of the Merger (the "Closing"), (ii) the performance of all obligations of the Company under the Merger Agreement prior to the Closing in all material respects,

(iii) the receipt by HK Merger of licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities of third parties set forth in the Merger Agreement and (iv) HK Merger's receipt of proceeds from financing from Bankers Trust Company and its affiliates as described below.

     The obligations of the Company to consummate the Merger are subject to the satisfaction and waiver of further conditions including, but not limited to, the following: (i) the truth and correctness of the representations and warranties of HK Merger in the Merger Agreement as of the date of the Merger Agreement and the Closing, (ii) the performance of all obligations of HK Merger under the Merger Agreement in all material respects, (iii) Surviving Corporation's payment of the four-year 5.7% promissory notes in an aggregate principal amount of approximately $5.57 million, issued to certain shareholders in connection with the termination of the Company's S Corporation status and (iv) no court in the United States or other governmental entity has issued any order, decree or ruling or undertaken any action restraining, enjoining or otherwise (a) prohibiting the consummation of the Merger or transactions contemplated in the Merger Agreement, (b) prohibiting of limiting the ownership or operation by the Company or its subsidiaries of any material portion of their business or assets, or to dispose of or hold separate any material portion of business or assets or
(c) imposing limitations on the ability of HK Merger to acquire, hold or exercise its rights of ownership in the Shares, including the right to vote Shares on all matters presented to the shareholders of the Company.

     No Solicitation
     ---------------

     Prior to October 15, 1999, the Company, its affiliates and representatives may (i) directly or indirectly solicit, initiate, or encourage, or take any action to facilitate inquiries from any person that may constitute or reasonably expect to lead to an acquisition, merger, consolidation or other similar transaction with the Company or its subsidiaries (collectively, "Acquisition Proposals"), (ii) enter into, maintain discussions with any person in furtherance to obtain an Acquisition Proposal, (iii) agree or endorse any Acquisition Proposal, (iv) enter into any agreement, arrangement or understanding to terminate the consummation of the Merger or (v) authorize or permit any representative to take any such action. After October 15, 1999, the Company, its affiliates and representatives, may not take any actions stated in
(i) through (v) above; provided however, that nothing in the Merger Agreement will prohibit the Company's Board from (a) engaging in negotiations or discussions with any person that makes an unsolicited proposal to the extent that the Company's Board or Special Committee determined in good faith that it has a fiduciary obligation to engage in such negotiations or discussions, (b) withdrawing or modifying its recommendation to the shareholders on the approval and adoption of the Merger Agreement to the extent that the Company's Board determined in good faith that it has a fiduciary obligation to do so and (c) disclosing to the Company's shareholders a position contemplated by Rules 14d-9 and 14e-2 of the Exchange Act or by rules of any self-regulating securities exchange, market or other body.

     Indemnification
     ---------------

     Pursuant to the Merger Agreement, the Company and, from and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, damages, expenses and fines arising out of or relating to matters occurring at or prior to the Effective Time. See also Item 4. of this Schedule 13D--the "Support Agreement."

     Termination
     -----------

     The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, notwithstanding the approval of the shareholders of the Company, (i) by mutual consent of HK Merger and the Company, (ii) by HK Merger or the Company if the Merger is not consummated on or before February 15, 2000 (unless such party has materially breached the Merger Agreement), (iii) by HK Merger or the Company if any court in the United States or governmental entity has issued any order, decree or ruling or taken an action restraining or enjoining or otherwise prohibiting the Merger; provided the party seeking to terminate the Merger Agreement has taken reasonable efforts to remove or lift such order, decree, ruling or other action, (iv) by the Company, if prior to the Effective Time, a person has made a Formal Acquisition Proposal (as defined in the Merger Agreement) or has commenced a tender or exchange offer for the Shares and the Company's Board or Special Committee determines in good faith that its fiduciary duties require it to accept such proposal, (v) by HK Merger if the Company's Board has (a) failed to recommend to the Company's shareholders that they give shareholder approval to the Merger, (b) withdrawn or modified in a manner adverse to HK Merger its approval or recommendation of the Merger Agreement or Merger, (c) approved or recommended an Acquisition Proposal or (d) resolved to effect any of the foregoing, (vi) by either HK Merger or the Company if the appropriate shareholder approval of the Merger is not obtained and (vii) by either HK Merger or the Company if the other party is in material breach of the Merger Agreement and such breach is not cured within 20 days.

     If the Merger Agreement is terminated pursuant to (iv) above, or by HK Merger pursuant to (ii) above due to a material breach by the Company, or by HK Merger pursuant to (v) or (vii) above and prior to such termination HK Merger has not materially breached the Merger Agreement, the Company will pay HK Merger in cash $4 million within 3 days after such termination. The Merger Agreement will become void and have no force or effect upon termination of the Merger Agreement pursuant to (i) through (iv) above; provided, however, that such termination will not relieve any party of its obligation to pay certain fees and payments upon termination of the Merger Agreement nor relieve any party from liability for any breach of a covenant, representation or warranty under the Merger Agreement. See also Item 4. of this Schedule 13D--the "Support Agreement."

     The foregoing discussion of the Merger Agreement and Press Release is qualified in its entirety by reference to the Merger Agreement and Press Release filed with this Schedule 13D as Exhibits 1. and 2. and incorporated herein by reference.

     Financing
     ---------

     Financing the Merger will require approximately $100.8 million to pay the aggregate cash consideration due to all shareholders and option holders of the Company (including the Executives) upon consummation of the Merger and to refinance the Company's existing debt (the "Refinancing") and to pay related fees and expenses. These funds are expected to be provided through (a) a $10 million senior subordinated loan (which may, at the option of the lenders, take the form of senior subordinated notes issued to the Company) (the "Senior Subordinated Loan"), (b) a Revolver (as defined below) of up to $50 million, (c) a senior secured term loan facility of $60 million (the "Term Loan and, together with the Revolver, the "Senior Secured Facility") and (d) equity financing provided by H.I.G. in the amount of approximately $20.3 million through the purchase of common stock of HK Merger. HK Merger has obtained financing letters (each a "Financing Letter") from Bankers Trust Company ("BT") and Bankers Trust Corporation ("BTC") with respect to the terms and conditions of the financing to be provided by each entity.

     Pursuant to a Financing Letter obtained by HK Merger from BT, as Agent, BT has committed to arrange, subject to the terms and conditions provided therein, a senior secured revolving credit facility (the "Revolver") of up to $50 million to be used by the Company for working capital purposes and other corporate purposes.

     Pursuant to the BT Financing Letter, BT has committed to provide and/or arrange, subject to the terms and conditions provided therein, for a $60 million senior secured term loan to be used by the Company to finance the Merger and the Refinancing and to pay the fees and expenses incurred in connection therewith.

     Pursuant to the BTC Financing Letter, BTC will provide to the Company the Senior Subordinated Loan (which may at the option of BTC take the form of senior subordinated notes issued to the Company) concurrently with the consummation of the Merger.

Item 4.   Purpose of Transaction.
          ----------------------

     (a) - (j) The information set forth in Item 3. above is incorporated herein by reference.

     Support Agreement
     -----------------

     Restrictions on Transferability and Voting
     ------------------------------------------

     Pursuant to a support agreement (the "Support Agreement") dated September 17, 1999 between Jack Benun, Mark Benun, Isaac Levy (each a "Management Shareholder) and HK Merger, the Reporting Persons became the beneficial owners of 7,750,000 shares of Common Stock. Pursuant to the Support Agreement, each Management Shareholder agreed, except as contemplated in the Merger Agreement, to not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract or arrangement to sell, transfer, assign or otherwise dispose of any of his Shares to any person other than to HK Merger or HK Merger's designee,
(ii) enter into any voting arrangement with respect to his Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Support Agreement.

     Furthermore, at any meeting of the Company's shareholders called to vote upon the Merger and the Merger Agreement, or in any other circumstances upon which a vote, consent or approval with respect to the Merger and the Merger Agreement is sought, each Management Shareholder will, as requested by HK Merger, vote his Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of other transactions contemplated by the Merger Agreement. At any meeting of the Company's shareholders or in any circumstances upon which a Management Shareholder's vote, consent or other approval is sought, each Management Shareholder will, as requested by HK Merger, vote his Shares against (i) any Alternative Transactions (as defined therein) or (ii) any Frustrating Transactions (as defined therein).

     Non-Solicitation
     ----------------

     Each Management Shareholder also agrees not to (i) directly or indirectly solicit, initiate, or encourage or take any other action to facilitate, any inquiries or proposals from any person that may constitute or reasonably lead to an Acquisition Proposal (as defined therein), (ii) enter into or maintain discussions and negotiations with any person in furtherance to obtain an Acquisition Proposal, (iii) agree to endorse any Acquisition Proposal or (iv) enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement.

     Proxy
     -----

     Each Management Shareholder irrevocably grants to and appoints to John Black, Rick Rosen and any other person designated by HK Merger, his proxy and attorney-in-fact to vote his Shares or grant a consent or approval in respect of such Shares, at any meeting of the Company's shareholders or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (ii) against any Alternative Transaction or Frustrating Transaction.

     Termination Fee
     ---------------

     In the event that the Company pays a termination fee pursuant to the Merger Agreement, the Management Shareholders will jointly and severally pay HK Merger $1.5 million in cash within 10 days after the Company's termination fee becomes due. In addition, the Management Shareholders will jointly and severally pay HK Merger in cash an Alternate Transaction Fee (as defined therein) at the closing of a transaction that closes within 12 months of the date of the termination of the Merger Agreement wherein any of the Management Shareholders sell their Shares to a person other than HK Merger or an affiliate of HK Merger.

     The foregoing discussion of the Support Agreement is qualified in its entirety by reference to the Support Agreement filed with this Schedule 13D as
Exhibit 3. and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) - (b) As of the date hereof, each of the Reporting Persons beneficially owns an aggregate of 7,750,000 shares of Common Stock, or approximately 74.69% of the shares of Common Stock deemed outstanding due to the irrevocable proxy granted to HK Merger by each of Jack M. Benun, Mark J. Benun and Isaac M. Levy pursuant to the Support Agreement. The Reporting Persons expressly disclaim membership in a "group" as such term is used in Rule 13-5

HIG-HK owns 100% of the issued and outstanding shares of Common Stock of HK Merger.

H.I.G. Capital Partners II, L.P., a Delaware limited partnership, and H.I.G. Investment Group II, L.P., a Cayman Islands limited partnership, are significant stockholders of HIG-HK

(c)       None.

(d)       None.

(e)       None

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
     to Securities of the Issuer.
     ---------------------------

     The information set forth in Item 3. and Item 4. to this Schedule 13D is incorporated herein by reference.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          (a) Agreement and Plan of Merger, dated as of September 17, 1999, by and between HK Merger Corp. and Happy Kids Inc.

          (b) Financing Letter, dated September 13, 1999 between Bankers Trust Company and H.I.G. Capital LLC.

          (c) Financing Letter, dated September 16, 1999 between Bankers Trust Corporation and H.I.G. Capital LLC.

          (d) Support Agreement, dated as of September 17, 1999, among HK Merger Corp., and the persons listed on Schedule A thereto.

          (e) Shareholders Agreement, dated as of September 17, 1999, by and among Happy Kids Inc., HIG-HK Investment, Inc., each of the persons listed in Schedule I thereto and each other person set forth from time to time in Schedule I thereto.

          (f)  Press Release of Happy Kids Inc., dated September 17, 1999.

          (g)  Agreement Concerning Joint Filing of Schedule 13d.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 27, 1999

                         HK MERGER CORP.


                         By:  /s/ Sami Mnaymneh
                             -----------------------
                         Print Name: Sami Mnaymneh
                         Its: President


                         HIG-HK INVESTMENT, INC.


                         By:  /s/ Sami Mnaymneh
                             -----------------------
                         Print Name: Sami Mnaymneh
                         Its: President

                                   SCHEDULE A
                                   ----------

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of HK Merger Corp. Each such person is a citizen of the United States.


                                   DIRECTORS
                                   ---------

---------------------------------------------------------------------
   NAME AND TITLE              ADDRESS          PRINCIPAL OCCUPATION
   --------------              -------          --------------------
---------------------------------------------------------------------
Sami Mnaymneh          1001 Brickell Bay Drive  Investment Management
President              27/th/ Floor
                       Miami, FL 33131
---------------------------------------------------------------------
Anthony Tamer          1001 Brickell Bay Drive  Investment Management
Secretary              27/th/ Floor
                       Miami, FL 33131
---------------------------------------------------------------------
John Black             1001 Brickell Bay Drive  Investment Management
Assistant Secretary    27/th/ Floor
                       Miami, FL 33131
---------------------------------------------------------------------
Rick Rosen             1001 Brickell Bay Drive  Investment Management
Treasurer              27/th/ Floor
                       Miami, FL 33131
---------------------------------------------------------------------


                                   OFFICERS

---------------------------------------------------------------------
   NAME AND TITLE              ADDRESS          PRINCIPAL OCCUPATION
   --------------              -------          --------------------
---------------------------------------------------------------------
Sami Mnaymneh          1001 Brickell Bay Drive  Investment Management
President              27/th/ Floor
                       Miami, FL 33131
---------------------------------------------------------------------
Anthony Tamer          1001 Brickell Bay Drive  Investment Management
Secretary              27/th/ Floor
                       Miami, FL 33131
---------------------------------------------------------------------
John Black             1001 Brickell Bay Drive  Investment Management
Assistant Secretary    27/th/ Floor
                       Miami, FL 33131
---------------------------------------------------------------------
Rick Rosen             1001 Brickell Bay Drive  Investment Management
Treasurer              27/th/ Floor
                       Miami, FL 33131
---------------------------------------------------------------------

                                   SCHEDULE B
                                   ----------

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of HIG-HK Investment, Inc. Each such person is a citizen of the United States.


                                   DIRECTORS
                                   ---------

----------------------------------------------------------------
 NAME AND TITLE           ADDRESS          PRINCIPAL OCCUPATION
 --------------           -------          --------------------
----------------------------------------------------------------
Sami Mnaymneh     1001 Brickell Bay Drive  Investment Management
President         27/th/ Floor
                  Miami, FL 33131
----------------------------------------------------------------
Anthony Tamer     1001 Brickell Bay Drive  Investment Management
Secretary         27/th/ Floor
                  Miami, FL 33131
----------------------------------------------------------------

                                   OFFICERS

----------------------------------------------------------------
 NAME AND TITLE           ADDRESS          PRINCIPAL OCCUPATION
 --------------           -------          --------------------
----------------------------------------------------------------
Sami Mnaymneh     1001 Brickell Bay Drive  Investment Management
President         27/th/ Floor
                  Miami, FL 33131
----------------------------------------------------------------
Anthony Tamer     1001 Brickell Bay Drive  Investment Management
Secretary         27/th/ Floor
                  Miami, FL 33131
----------------------------------------------------------------